Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Quarter ended		Year Ended December 31,
	March 31,	March 31,
	2012	2011	2011	2010	2009 (1)		2008 (1)		2007 (1)
Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes	$62,611	$150,532	$239,148	$242,942	($579,694)		($232,959)		$266,909

Fixed charges :

Interest expense and capitalized	102,269	142,095	505,523	653,603	754,506		994,919		1,246,577
Estimated interest component of net rental payments	3,110	4,871	13,470	26,688	28,866		34,975		31,296

Total fixed charges including interest on deposits	105,379	146,966	518,993	680,291	783,372		1,029,894		1,277,873

Less: Interest on deposits	51,679	76,879	269,487	350,881	501,262		700,122		765,794

Total fixed charges excluding interest on deposits	53,700	70,087	249,506	329,410	282,110		329,772		512,079

Income before income taxes and fixed charges(including interest on deposits)	$167,990	$297,498	$758,141	$923,233	$203,678		$796,935		$1,544,782

Income (loss) before income taxes and fixed charges(excluding interest on deposits)	$116,311	$220,619	$488,654	$572,352	($297,584)		$96,813		$778,988

Ratio of earnings to fixed charges

Including Interest on Deposits	1.6	2.0	1.5	1.4	(A	)	(A	)	1.2

Excluding Interest on Deposits	2.2	3.1	2.0	1.7	(A	)	(A	)	1.5

Ratio of earnings to fixed charges & Preferred Stock Dividends

Including Interest on Deposits	1.6	2.0	1.4	1.4	(A	)	(A	)	1.2

Excluding Interest on Deposits	2.1	3.1	1.9	1.7	(A	)	(A	)	1.5

(1)

On November 3, 2008, the Corporation sold residual interests and servicing related assets of Popular Financial Holding ("PFH") and Popular, FS to Goldman Sachs Mortgage Company, Goldman, Sachs & Co. and Litton Loan Servicing, LP. In addition, on September 18, 2008, the Corporation announced the consummation of the sale of manufactured housing loans of PFH to 21st Mortgage Corp. and Vanderbilt Mortgage and Finance, Inc. The above transactions and past sales and restructuring plans executed at PFH in the past two years have resulted in the discontinuance of the Corporation's PFH operations and PFH's results are reflected as such in the Corporation's Consolidated Statement of Operations. The computation of earnings to fixed charges and preferred stock dividends excludes discontinued operations. Prior periods have been retrospectively adjusted on a comparable basis.

(A)	During 2008 and 2009, earnings were not sufficient to cover fixed charges or preferred dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $235 million and $625 million to achieve ratios of 1:1 in 2008 and 2009, respectively.